Filed by R1 RCM Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: R1 RCM Inc.

Commission File No.: 001-34746

JANUARY 10, 2022 / 12:00PM, RCM.OQ - R1 RCM Inc to Acquire CloudMed Solutions Inc Call

CORPORATE PARTICIPANTS

Atif A. Rahim R1 RCM Inc. - SVP of IR & Business Development

Joseph Gerard Flanagan R1 RCM Inc. - President, CEO & Director

Rachel Wilson R1 RCM Inc. - Executive VP, CFO & Treasurer

CONFERENCE CALL PARTICIPANTS

Anne Elizabeth Samuel JPMorgan Chase & Co, Research Division - Analyst

Donald Houghton Hooker KeyBanc Capital Markets Inc., Research Division - VP & Equity Research Analyst

Michael Aaron Cherny BofA Securities, Research Division - Director

Sean Wilfred Dodge RBC Capital Markets, Research Division - Analyst

Stephanie July Davis SVB Leerink LLC, Research Division - MD & Senior Research Analyst

Vikram Kesavabhotla Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst

PRESENTATION

Operator

Good morning. I would like to welcome everyone to the R1 to Acquire Cloudmed Conference Call. (Operator Instructions)

Thank you. Atif Rahim, you may begin your conference.

Atif A. Rahim - R1 RCM Inc. - SVP of IR & Business Development

Thank you, Julie. Good morning, everyone, and thank you for joining us today to discuss R1’s acquisition of Cloudmed. We’ll start the call this morning with prepared remarks by Joe Flanagan, President and CEO of R1; Lee Rivas CEO of Cloudmed; and Rachel Wilson, CFO and Treasurer of R1. After the prepared remarks, we’ll open up the call to Q&A.

Certain statements made during this call may be considered forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In particular, any statements about the expected timing, completion and effects of the proposed transaction, our strategic initiatives and our future financial and operational performance are forward-looking statements. While we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Our actual results and outcomes could differ materially from those included in these forward-looking statements as a result of various factors, including, but not limited to, the ability of the parties to consummate the proposed transaction in a timely manner or at all, and the factors discussed under the heading Risk Factors in our annual report on our latest Form 10-K, annual Form 10-Q.

We will also be referencing non-GAAP metrics on this call. For a reconciliation of non-GAAP amounts mentioned to their equivalent GAAP amounts, please refer to our press release.

Now I’d like to turn the call over to Joe.

Joseph Gerard Flanagan - R1 RCM Inc. - President, CEO & Director

Thanks, Atif, and welcome, everybody, to the call. Look forward to spending some time with all of you this morning.

I’ll be working from a presentation we released this morning in an 8-K and is also available on our website. So, I’ll reference slides as I go through that presentation in our prepared remarks.

Now, before I get into covering our exciting acquisition in combination with Cloudmed, we are equally excited about the views of the business on a stand-alone basis. And as we look at Slide 5, as we normally do, we’re releasing 2022 stand-alone guidance this morning, and we’ll be presenting later today at the JPMorgan conference. You can see our updated guidance on an annual basis for 2022 and the relevant financial expectations on the left-hand side of the slide.

What I’d like to comment or provide is some additional key highlights. First, relative to the previous mentioned activity in contracting, some updates and color along those activities. We expect that contract to be signed in early February. And in aggregate, it is roughly $10 billion of NPR that we have in contracting. The shift in timing is primarily driven by a significant scope expansion that increases the value of that contract in line with that $10 billion of contracted NPR. We are excited around the activities, and I think it’s a huge proof point on the value prop we’re delivering to the industry. We plan to update our guidance after closing the Cloudmed transaction and signing this new contract, given the materiality of that contract.

And then, the final thing I would highlight, in addition to financial guidance, is the R1 Board of Directors have increased the company’s share repurchase authorization to $500 million.

And with that, let me go to Slide 6. As Atif mentioned, in addition to Rachel and myself, I’m excited to be joined today by Lee Rivas, the Chief Executive Officer of Cloudmed. Lee will be making some prepared comments as well available for Q&A.

Let’s go to Slide 7, and let me get started just with an overview of the transaction. $4.1 billion valuation, all-stock transaction. And as we think about the valuation, the thing I would highlight is, roughly 14.8x 2022 estimate inclusive of $85 million of expected run-rate synergies that we have detailed plans and a high degree of confidence to capture by year 3 post transaction. We see the full quantum of operational and growth synergies, much higher but we think that’s an appropriate basis to think about the transaction.

From a relative ownership standpoint, 70% roughly owned by R1 shareholders at close and 30% by Cloudmed shareholders at close. And important to note, Cloudmed shareholders, as part of the transaction, are entering into an 18-month lockup agreement.

Very strong balance sheet at close with strong cash flow generation on an ongoing business, which preserves full flexibility to invest in the business, whether that be organically or inorganically. And we’re excited about the strategic potential, long term, and the growth nature of our offering.

From a governance standpoint, Lee will join the company and assume the President’s role for the combined company. I’m excited to work with Lee. And as an extension of Lee, we are extremely excited to have the opportunity to work with, partner, learn from all of the new Cloudmed employees that will be joining our team. We’ve been extremely impressed with the talent, capability and capacity that team will bring to us.

Three Cloudmed shareholders will join the R1 or will join — 3 new directors from the Cloudmed shareholders will joined R1 Board. And finally, we expect the transaction to close in Q2, subject to normal course regulatory and other approvals.

Let’s now go to Slide 8. And before I get into Cloudmed and some of the capabilities, what I’d like to remind everybody, on R1, we’ve been on a mission to be the single partner to the providers to manage revenue performance across all care settings. And as you’ve seen us do and directly in line with this transaction, we are committed to having the broadest and deepest capability across all care settings, all phases of the revenue cycle process and all payment models. And then, I would also highlight our mission to be a strategic partner. And when you think about being a strategic partner, it’s important that we have a demonstrated capability to be flexible in our engagement models.

And what I will say on this note, while we have always had a strategic priority to be flexible in those models, historically, our primary area of excellence has been in the operating partner end-to-end nature of our agreements. And this transaction, which I will walk through in a few slides, has the added benefit of Cloudmed superiority, serving customers via their platform in a modular engagement model. And we are super excited about the flexibility we can demonstrate to the provider industry at large around how we can engage with them and what makes sense for them.

Let me now go to Slide #9. And really, the way I would characterize this slide for all of you is, just share with you, what excites me about the combination of these 2 companies. And what I’d like to highlight is, what we are getting at R1 from a capability standpoint with this acquisition. The first thing I would highlight is, Cloudmed is the market leader in revenue intelligence. They’ve taken a platform approach that is fueled by technology and data.

And as you think about the comprehensiveness of their platform and the depth of capabilities, some things I would highlight. You can see here, 12,000 rules and growing every year. And what I’ll say is, they are seeing every degree of complexity on reimbursement across the provider universe. And that arena is only getting more complex going forward. If you compare that to our capability today, it’s a sixfold increase in the analytics and rules, and thus, payment integrity and revenue integrity that they capture for customers. This is a big deal. It’s very important in the eyes of the providers, and it will be well received on a combined basis.

They are ranked #1 in class by a wide margin in the area of revenue integrity, and that’s another proof point around the leading capability in this area.

The second thing I’ll highlight is a premier customer base, and a premier commercial engine, evidenced by, they have relationships with 47 of the top 50 health systems and 87 of the top 100 health systems. In aggregate, they are seeing $800 billion of NPR. As you can see, we compare that to our installed base as we sit right now. In addition, this commercial team has a demonstrated track record over many years via the strength of their partnerships to expand within that installed base. And that’s a true testament to the trust the customers have in the Cloudmed team and the capability they have brought to the market. We are excited around the opportunity to increase the modules that, that team can take to their customers, whether that be our entry platform, whether that be our patient payment platform and the like.

And then finally, the data footprint that is created with this combination is significant. Cloudmed is capturing annually 500 million patient encounters. The data components that are encapsulated in that patient encounter are very rich. They’re clinical, they’re financial, their patient demographics in nature. And so, as we think about the innovation that we can drive together in and around data, that is very exciting. They are ranked #1 in the automation category from KLAS. And as all of you know, we continue to see significant upside, near term and long term, around the ability to use automation to reduce yield on behalf of the providers, and provide real scale leverage in an increasingly complex operating environment.

So, let me turn to Slide 10. And if you think about in summary, what is this combination drives strategically. First, it creates the market-leading tech-enabled platform, broadest coverage, deepest capability, richest data set fueling that platform.

The second thing is, the strategic partner of choice for providers. And when you think about what does strategic partner mean to us, and how do we achieve that. A couple of things that I will highlight. We have to bring to the providers a superior capability set. The second thing is, we have to contract, in alignment with our providers, that’s something you’ve heard many times from R1 and something that the Cloudmed team does in their contracting and commercial engagement approach. We have a financially aligned model to price our technology and services.

And the third thing, to be a strategic partner, is we have to be flexible. We have to have a demonstrated capability to serve them in the way that fits their needs, whether that be on an end-to-end basis or on a modular basis. The third thing is, this transaction unlocks significant TAM. It opens up the broader modular channel for us. It increases our value prop on our end-to-end pursuits, that will result in us converting more of our existing pipeline, and it will result in us seeing more opportunities given the superiority of Cloudmed’s current installed base to offer our end-to-end solutions, and it will accelerate growth.

And then finally, the clear automation leader, positioned very well for long-term innovation in and around data. And the final thing I would say is, and maybe the most important. From our standpoint, we are in the early stages of a significant market growth opportunity. And so, again, we are very, very excited, strategically, around this combination.

Let me turn now to Slide 11 and just talk a little bit about the financial characteristics or financial profile. I’ve commented on the growth dimension of this. Accretive on almost every dimension. So, when you think about it, 16% CAGR from ‘22 to ‘26, a roughly 17-plus percent CAGR on an EBITDA basis in that same time period. On a combined basis, north of 30% adjusted EBITDA margins in 2026. And again, accretive to R1’s EPS and cash flow per share in the first full year of the transaction.

I talked about the $85 million in run-rate cost synergies that I highlighted in the transaction overview. We see this growing significantly looking out past year 3. And when you think about the quantum of that cost base that we’re working against, the way you should really think about that is, we have roughly a $1.1 billion direct cost based on a combined company view. And so, from my standpoint, those are very reasonable, achievable and I would expect our internal operating teams to exceed both the near-term and the long-term projections on an operating basis. And then again, the potential for significant revenue synergies over time.

So with that, what I’d like to do now is turn the call over to Lee. And what Lee’s going to do is really give everybody on the call a good, quick overview of Cloudmed. So, with that, Lee, I’ll turn it over to you.

Unidentified Company Representative

Great. Thank you, everyone. Thank you, Joe.

So, on behalf of the Cloudmed team, I want to echo our excitement for the combination and the value we can bring to our customers and teams. I would like to cover Slide 13 and start off with our mission. Very similar to some of the words Joe used, we help healthcare providers get paid for the care they deliver. I’m going to cover that what we do and then talk a little deeper about the how.

We solve a large and complex problem, on behalf of providers. Of the $2 trillion in total healthcare reimbursements to hospital systems and physician groups, there’s up to 5% leaked or lost midst revenue opportunity, which equates to a $100 billion problem of lost revenue for providers that importantly, would otherwise go to taking care of patients. The problem is that, complex industry challenge that is persistent. And this is a large-scale data problem. Imagine a hospital system taking on massive amounts of demographic, clinical, financial and payment data and trying to resolve areas of revenue leakage. There’s massive reimbursement complexity. These contracts are bespoke, they’re unique. There’s hundreds of contracts that hospital system has to deal with on a daily basis.

And the other point I’d add is, hospitals only see their own data. And I’ll emphasize this point as we get to the breadth and scale of our platform. But because they are limited, they’re unable to see trends across the country, across 50 states, across payers and so on. We have a powerful solution that is very much aligned with customer success. We go to market with a performance fee model that is low risk or no risk for customers and is low friction, which allows us to expand via our commercial teams with current customers and acquire new customers.

So, now, let me go to Slide 14 and talk to you about the how and why we consider ourselves a market-leading platform. So, just a little bit more - a little deeper on the left side, on what we do. We analyze large volumes of clinical and financial data. So, Joe mentioned 500 million patient interactions, that’s roughly 2/3 of U.S. patient interactions and hospital systems. These data sets are demographic data, clinical codes, diagnosis codes, medical claims and so on. And our platform, I’ll get to the how, identifies missed opportunities that occurs through human error, interpretation, analytic issues that hospitals have with their own data, and we then deliver revenue to customers.

So, let’s talk about the components of our platform. Our revenue intelligence platform combines a scalable cloud-based data architecture with intelligent automation and predictive analytics, and I’ll cover this in a little bit of detail, with subject matter experts in coding, charges and reimbursement to address the persistent revenue leakage problem. On the scalability point, we’ve deployed a cloud-based architecture that is very easy and seamless for our customers to interact with that can process these 500 million of patient interaction that are flexible to ingest data sets such as medical records, insurance claims from disparate data sources and then it’s easily implemented with our customers.

The key point here, in the middle, is intelligent automation. So, Joe mentioned the $800 billion of NPR. That is 1 solution sold into, call it, 47 of the top 50 systems or 87 of the top 100. What that allows us to do is see payment trends across the United States. So, for example, if we see a hip replacement, a knee surgery in a system in Arizona, in a certain patient setting, let’s say, it’s an inpatient setting. We see the same clinical code, the same patient interaction in New York for a hospital there, we’re able to identify discrepancies that a hospital would not otherwise be able to solve on their own. We’re able to apply machine learning to then predict patterns for hospital - on behalf of hospital systems and identify more.

We have a wonderful team, as Joe mentioned, of data scientists, engineers, rule specialists that work directly with customers to deliver high-end solutions.

The last point I’d make, and the reason we call it a platform, is our platform continually gets smarter. The more data we see, the more incremental data sets we see, the better our predictive model and capabilities are and the incrementally more value we can deliver to our customers.

I’d like to talk now about the results of delivering immense value and solving a complex problem, if you go to Slide 15. Joe mentioned a few of these stats, so let me just cover a couple. At the highest level, we serve 400 U.S. health systems. These are for-profit, not-for-profit academic systems. 47 of the top 50. The key point here is, we have significant expansion opportunities within our customer base. We have immense reference ability as the #1 class rated company in our space to continue to expand as we innovate and continue to move forward with our solutions.

The next point I’d make is, on the $800 billion, the value here is in the data set. So, we have visibility with at least 1 solution sold of 2/3 — over 2/3 of the U.S. hospital system set, and Joe mentioned the 500 million patient interactions. What we’re very proud of, and this is just the beginning of a journey with R1 has proven results. KLAS, as you know, is a leading health care research firm that is ranked us #1 in 2 categories. This is a testament to our team’s work. This is a testament to our customer reputation. And has driven consistent 20% revenue growth. As Joe mentioned, a key part of what drives that 20% growth is a world-class commercial team with incredible reimbursement experts that work with our customers. That has led to a very high net revenue retention rate, so we enjoy repeat customers and 15 years of average duration over our top 10 customers.

So, in summary, we solve a large and complex problem that is strategic for our customers. We have a purpose-built platform that is the market-leading revenue intelligence platform, and we have proven results with scale, with a significant set of customer footprint and $800 billion of net patient revenue covered and proven financial results.

With that, I will turn it back over to Joe.

Joseph Gerard Flanagan - R1 RCM Inc.—President, CEO & Director

Thanks so much, Lee. And what I’d like to do here, as we close the prepared comments, just to cover a couple of slides on some of the financial elements of the transaction.

So, let me start with Slide 17. This just provides a pro forma view of full year 2022, R1 at the midpoint of our guidance range and our views and plans for the Cloudmed team on a full year basis 2022. And so, combined, inclusive of the run rate synergies, very, very excited about the financial profile of the business. Out of the gates, north of $2 billion in revenue, 32% adjusted EBITDA margin, and as Lee commented on and I commented on, with a very significant growth profile looking forward.

So, as we think about FY 2020 view, and transition to Slide 18, I think about what, does that look like, going forward, from an outlook standpoint for modeling purposes? What we’ve shown here is, our prior outlook as a stand-alone and you’ll reference and remember some of these numbers. 10% to 12% NPR growth, 12% to 15% adjusted EBITDA growth, a medium-term margin target at 25% and a long-term margin target at 30%. As a direct result of this combination, I’m excited to have the confidence to revise those modeling expectations upwards. So, we now see 12% to 14% NPR growth per annum as a result of this combination. Again, directly correlated to the significant value prop we can bring to the providers and how that will convert our existing pipeline at a higher rate and generate new opportunities for us, given Cloudmed’s broad installed base.

The second thing is, we haven’t historically provided a modular growth target, we now will be doing that. And we see that circa 20% looking forward. On an EBITDA basis and on a margin percentage basis, as I mentioned, accretive on an EBITDA side, 17-plus percent from a combination. And we now see 30% as our medium-term margin target and 35-plus percent as our long-term margin target. So, this is really a sign of the confidence we have and, kind of, how what Lee and I talked about in our prior commentary, strategically, will translate into the financial expectations we have on the business looking forward.

And then, finally, Slide 19. In summary, we are the market-leading platform to serve the providers in revenue management. That platform is fueled by vast automation capabilities and a data footprint. As I mentioned before, we both share — both companies share the same philosophy. It is important for us to contract in an aligned way from an economical standpoint, serving the providers. And our view is, the complexity is only increasing that the providers have to navigate. And we are excited to be the leading partner serving that industry at large.

And then finally, we are committed to a flexible engagement model. And this combination significantly increases the modular capacity and capability that we can bring to market. So, that results in an acceleration of growth, a significant opening up of the full market potential, us establishing ourselves as the clear partner of choice to the provider industry and then positions us very well for significant innovation in and around a very vast data footprint.

So, with that, what I’d like to do now is turn it over to the operator, and we’ll open it up for Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And your first question comes from Sean Dodge from RBC Capital Markets.

Sean Wilfred Dodge - RBC Capital Markets, Research Division—Analyst

Yes. Thanks. Good morning, Joe, Lee and everyone else, congratulations on the deal. And maybe, if you could start with just a little bit more background on how the transaction came together. I guess, are there places in your client base where both R1 and Cloudmed are currently being used together, where you kind of saw this opportunity and were inspired by it? Or just a little bit more on how it came about?

Joseph Gerard Flanagan - R1 RCM Inc.—President, CEO & Director

Yes. A couple of things I would highlight that were early motivators for us to start a dialogue with the Cloudmed team. One, as we continue to expand our commercial pipeline and analyze the baseline performance at providers in that pipeline, we continue to see significant opportunity for value creation for those providers in this area of capability, this revenue intelligence area. And from our standpoint, that was a real driver. The value we can bring to the providers, the significant economics that we can deliver and get rewarded for was — I would highlight that as a key component of the interest and the start of these discussions.

The second is, the commercial acumen within the Cloudmed team. We talked about this a number of times on the call. And Sean, as you know, we have increased our modular capability via inorganic investments as well as organic investments. Most recently, with our VisitPay acquisition, and prior to that, with the launch of our Entry platform. And so, those capabilities, combined with a premier commercial team that has a blue-chip installed base, we just looked at the combination of those things and saw a lot of growth we can unlock together.

And then, the final thing I would highlight is, as you know, we are very, very excited about the long-term automation potential in this industry. I’ve talked about it many, many times in the past. We will update our progress later today as part of our investor dialogue. The data footprint that Cloudmed has, as well as their automation footprint, combined with ours, really creates a long-term value lever that we are excited about. And some things I would highlight around that data, the ability to have intelligent automation to really lead, not only in RPA capabilities, but also lead in predictive modeling, machine learning, intelligent levers that have the potential to be far bigger than the efforts we’ve talked about up till now. I would highlight those 3 things as really, key attributes that were early identified and part of Lee and I’s dialogue on the potential we can create together.

Sean Wilfred Dodge - RBC Capital Markets, Research Division—Analyst

Okay. And then, Joe, you mentioned the incremental value you can provide to clients, deploying something like this, I would imagine, falls under the existing scope of control that you contract with across your end-to-end base. I guess, this makes it — I don’t want to put words in your mouth, but is this something that you can rule out then pretty quickly across the entirety of R1’s footprint?

And then, you mentioned cost synergies. It sounds like there could be revenue opportunity here as you bill and collect more, did this give R1, kind of, more base that you can drive a contingency of?

Joseph Gerard Flanagan - R1 RCM Inc.—President, CEO & Director

Yes, Sean, the way you’re thinking about it is exactly the way I think about it. Lee commented, because of the cloud-based architecture of their platform, the time to deploy is very quick and the speed to value is very quick. So, we will, without a doubt, immediately upon close, start the deployment of their platform across our contracted end-to-end base. That will translate into higher KPI fees or incentive fees on our contracted book of business. So, that is a revenue synergy in addition to the cost synergies that I highlighted on the call for financial ratio calculations.

And then, on top of that, we’re very excited about the expansion of TAM and the net new growth with the modules that we have and the Cloudmed team takes to market through their commercial engine.

Sean Wilfred Dodge - RBC Capital Markets, Research Division—Analyst

All right. Great. Thanks and congratulations again.

Joseph Gerard Flanagan - R1 RCM Inc.—President, CEO & Director

Thanks, Sean.

Operator

And your next question comes from Donald Hooker from KeyBanc.

Donald Houghton Hooker - KeyBanc Capital Markets Inc., Research Division—VP & Equity Research Analyst

Maybe a little bit off the focus today on the acquisition, but the $10 billion of — on the first slide, you mentioned, if I got it right, $10 billion of NPR. Is this 1 deal? Or is this sort of the entire pipeline? Can you just elaborate on the number in this regarding?

Joseph Gerard Flanagan - R1 RCM Inc.—President, CEO & Director

No. This start — this started as 1 discrete deal. And as I mentioned on the call, the timing shift is primarily related to a material expansion of scope and just the work that comes with encapsuling that scope expansion in the contract in process.

Unidentified Company Representative

And as I said Don, we intend to update guidance following the closure of that contract. Again, we expect that to be early February or before and the closing of the Cloudmed transaction.

Donald Houghton Hooker - KeyBanc Capital Markets Inc., Research Division—VP & Equity Research Analyst

Great. And then in terms of — go ahead, sorry, you were going to say something?

Joseph Gerard Flanagan - R1 RCM Inc.—President, CEO & Director

No, no, Don. Please go.

Donald Houghton Hooker - KeyBanc Capital Markets Inc., Research Division—VP & Equity Research Analyst

Okay. And then, in terms of the revenue model, Cloudmed, is this sort of — is this — Just to be clear, is this a SaaS model? Is this an eat what you kill model, where you go into a health system and you sort of get a collection fee on what you find? How does the revenue — can you specify the revenue model for Cloudmed, please?

Joseph Gerard Flanagan - R1 RCM Inc.—President, CEO & Director

Yes. Let me provide a couple of highlights from my perspective, and then I’ll ask Lee to provide additional comments here. The one thing I would say is, this is a — from a financial standpoint, this is a SaaS financial profile. Speed to value, high margins, high recurring revenue. When you look at the recurring revenue, circa 95%, but it is not necessarily contracted on a SaaS basis, traditionally. And what I mean by that is, this is much more aligned. As the Cloudmed team drives value for those customers, they retain a portion of that value that they drive. Very similar down to the way we contract. And so, what excites me is, it has all the financial attributes of a SaaS model, but it also is very, very well received. And I would argue, based on the discussions that I’ve been having in the marketplace, a preferred way that the providers see to get access to technology and platform capability in aligned way.

And then, on top of that, recurring revenue, the Cloudmed team has demonstrated, consistently, over time, an ability to increase their share of wallet with their installed base. And in aggregate, it results in, as Lee commented, 108% revenue retention.

So, tons of visibility on a multiyear basis associated with these relationships and tons of alignment with the providers at a very, very attractive financial profile, profitability, et cetera. Lee, any other comments?

Unidentified Company Representative

Yes. I would just build on what you said and emphasize the recurring nature of our revenues and our business model. And the reason is, I mentioned this on the persistency of the challenge, but I’ll go — just touch on a little detail. There’s at least 3 reasons why this problem is so persistent and hospitals struggle to solve it on their own, and that directly leads to why, for example, our average tenure with our top 10 clients are 15-plus years. Our net revenue retention rates are so high. The first reason is, CMS is issuing new guidance every year that governs not just Medicare, government fostered plants, but also, commercial plans on pricing. These are highly, highly complex rules and policies, and those change every year.

The second is, payers are highly enabled by tech companies, software companies. And payer behavior changes constantly state by state. That, in turn, puts a lot of pressure on hospital systems, which you know, are labor challenged, have resource challenges, may not have the investment necessary in technology. So, they count on Cloudmed, now Cloudmed with R1, to solve this challenge over time. The problem remains persistent and complex over time, and as a result, our revenues are highly recurring.

Operator

Your next question comes from Michael Cherny from Bank of America.

Michael Aaron Cherny - BofA Securities, Research Division - Director

Congratulations on the deal. I want to stick with the core business or the traditional business, I guess, if I can. When you think about the pipeline as you go forward, and maybe, this is a joint question, but clearly, you hit an elephant hunting deal that looks like it’s going to close next month. How do you think about what this does for you in terms of the various different sizes of deals you’ve been having in the past that cross-sell dynamic?

And from an acceleration perspective, where does this give you — or what are the key points that will give you confidence, make sure that those NPR targets you’ve been so consistent in the hitting, continue to come on a go-forward basis?

Joseph Gerard Flanagan - R1 RCM Inc. - President, CEO & Director

Yes. Mike, thanks for the question. The way I would think about the impact of the acquisition on our NPR pipeline, as well as the conversion of that pipeline over time, is the following: the providers fully recognize the capability that Cloudmed has. And so, when you think about — they are well regarded by the provider industry at large, clearly viewed as the leader in an area that is very important for the providers. So, when you think about that and you think about our acquisition here and the discussions we’re beginning, real time with providers, and those providers that want to engage on an end-to-end basis, we are bringing to them a superior value prop to their alternatives. And what I mean by that is, we’re bringing them the breadth, the scale that comes with the R1 platform. And we’re adding to that platform, the superior capability in revenue intelligence that Cloudmed has. That will be viewed, in my opinion, very, very positively by the providers.

And what that will result in is, the end-to-end opportunities we have in our pipeline, I would expect that capability differentiation or the increase in competitive value prop that we will bring to them will result in a higher win rate and a faster translation into contracting of those existing opportunities.

And then, when you think about growth of our pipeline over time, what we’re excited about is the installed base that Cloudmed has and the trusted relationships they have with those providers. 47 of the top 50, 87 of the top 100, not every one of those providers will want to engage on an end-to-end basis. But Cloudmed has relationships with almost all of them, in the top 50 and the top 100, and some of them will want to explore end-to-end partnerships. And so, my expectation is we’ll see an increase in the aggregate pipeline. And those 2 things, from my standpoint, really are underpinning our confidence to raise our NPR guidance as part of this transaction.

Michael Aaron Cherny - BofA Securities, Research Division—Director

And if I can just ask 1 kind of technical question here. This is all-stock deal, you mentioned the 70-30 split. Is there any change in terms of the ownership structure with TowerBrook and Ascension? And how does that factor into the deal mechanics here?

Joseph Gerard Flanagan - R1 RCM Inc.—President, CEO & Director

No change in the ownership structure as it relates to TowerBrook and Ascension. And Rachel, maybe you could...

Rachel Wilson - R1 RCM Inc.—Executive VP, CFO & Treasurer

Yes. As a percentage of ownership, yes. If you think about it today, pre the transaction, it’s that 54.1% that would come down to 37.5% pro forma for the transaction.

Operator

Your next question comes from Anne Samuel from JPMorgan.

Anne Elizabeth Samuel - JPMorgan Chase & Co, Research Division—Analyst

Congratulations on the acquisition. Maybe just following up on that cross-sell question. Can you just provide a little bit more color on how much customer overlap you have with Cloudmed? And then, what would it look like for you to move maybe some of their customers to your operating partner model?

Joseph Gerard Flanagan - R1 RCM Inc.—President, CEO & Director

The customer overlap that we have with Cloudmed, when you think about — let me answer it this way. When you think about our $42 billion of NPR and end-to-end engagement model, there’s a degree of customer overlap, but I would not necessarily characterize it as significant. What I would say, in that regard, as part of our cost synergies, and I think this is important to highlight, a couple of things. We anticipate we will in-source roughly $10 million to $11 million of annual spend we have today to third-party point solution technology vendors. So, when you think about that, a couple of things, the reason I mentioned that: one, it just emphasizes the breadth of Cloudmed’s technology platform and the coverage they have from a technology landscape. Those are things we don’t do that we are buying from third-party technology vendors.

And it also highlights that net-net, in our installed base, the overlap is not that significant, and we’re excited about the financial value we can unlock along those lines. If you look at Cloudmed’s installed base, on a broader basis, where they have relationships, and I would highlight the top tier, the top 50 health systems, there’s not significant overlap that we have today. So, we see a significant opportunity to provide the Cloudmed commercial teams an expanded set of modular offerings. And I would highlight, as clear examples of that, our entry platform and most recently, the patient payment platform that we have via our VisitPay acquisition as a clear opportunity for that commercial team to provide a broader set of modular solutions to those leading health systems, as again, another example, Anne.

Operator

Your next question comes from Stephanie Davis from SVB.

Stephanie July Davis - SVB Leerink LLC, Research Division—MD & Senior Research Analyst

Joe, Lee and team, congrats on the announcement. Given Cloudmed’s history as a roll up, how does this factor into the integration work between you two? Or maybe, better said this way, what level of integration work, if any, is still necessary between Cloudmed platform? And how should we think about the number of go-forward platforms 3 years out?

Joseph Gerard Flanagan - R1 RCM Inc.—President, CEO & Director

Why don’t I — let Lee cover — we’ve been very, very impressed with the skill set and discipline that the Cloudmed team has had around integration. They have tremendous leadership here. I would say, have created a model on how to drive expansion via integration. Let me let Lee comment in more detail along those lines. And then Stephanie, I’ll comment, looking forward, on what you should expect to see from us on a technology basis.

Unidentified Company Representative

Stephanie, this is Lee. Thanks for your question. Let me answer it this way. We are very prescriptive at Cloudmed on how we handle integrations. But of course, there’s always more work to do, especially on the tech side of integration. So, at the highest level, our formula for success, and we’ve been successful on rapid integration. My personal background, for the last 20 years, is on data and analytics in healthcare. And at my last company, we had a same formula of acquiring several companies, putting them together, all on the thesis that when you put companies together that have a unique use case, delivering some level of value to customers, if you can put them on a common platform, with some level of unified data specification, whereby the data can talk to each other, you can then deliver incrementally high value to customers, and you have a highly defensible business model against competition.

So, the 3 categories we think about and why, if you ask somebody the question, how integrated are you, might be a long answer: one is on the commercial side; two is on the tech side; three is on the people side. So, on the commercial side, our strategy has been, immediately integrate all the domain experts that come with those acquisitions into 1 commercial model. That is what has allowed us to be very successful driving significant growth.

I’ll come back to tech and just touch on people. We take people and culture integration very seriously. It’s a real — one of the real positives, Joe, implied, but we all feel very excited about it as a cultural fit with R1. Internally, in our strategy, we have focused on that significantly.

And the last thing, it always is the lagging one, is on the tech side. We immediately put our data sets with new companies on the cloud, that’s the first step. We immediately moved to a unified data specification. There’s always some lag in retiring platforms that we acquire, but we’re well on the way. And I see a vision whereby in, call it, 2, 3 years, we have very much a unified platform with R1 on the tech side.

Joseph Gerard Flanagan - R1 RCM Inc.—President, CEO & Director

Yes. Just final comment, Stephanie. I would expect no later than year 2 to year 3, that window, us to have 1, a platform that’s hyper-scalable, hyperconfigurable and fully integrated. And again, we’re excited about that. We think there’s just a ton of performance to unlock in this industry and we’re well positioned to do that on behalf of the providers. And they need it. They need it to navigate, as Lee said, the unbelievable complexity that they’re having to deal with. And we’re excited about that, looking forward.

Stephanie July Davis - SVB Leerink LLC, Research Division—MD & Senior Research Analyst

Understood. And maybe, an opportunity, given Cloudmed’s experience and integration?

No. Joe, a follow-up for you. Kind of on a related topic of that. But we’ve talked about meaningful opportunity in the R1 margin profile, kind of, as we move into the out years, you guys have a more big RPA investment. Given Cloudmed’s strength in that exact side of the world on RPA, does this accelerate the — I guess, the time line for the opportunity for margin expansion?

Joseph Gerard Flanagan - R1 RCM Inc.—President, CEO & Director

Has the potential to. We — very similar to when we launched our digital transformation office more than 3 years ago. You’ll remember, Stephanie, in that initial launch, we had, on paper plans, that would yield acceleration and real impact and we were cautious to say, we want to see those flow through, validated in some actual use cases and then we’ll progress off of that. I view this very, very similarly.

We have great momentum on our current automation efforts. We’ll be updating some of those numbers as part of our annual guidance process. But as part of this combination, there is the potential to unlock more levers at a faster pace that should result in some acceleration and increase in aggregate size of the benefits. We have to go through the work to make sure that potential is practically executed, and we’ve seen some demonstration of that. And as we go through that process, I look forward to updating all of you on the numbers and the expectations that could come out of that. But definitely has the potential.

Operator

Your next question comes from Vikram Kesavabhotla from Baird.

Vikram Kesavabhotla - Robert W. Baird & Co. Incorporated, Research Division—Senior Research Analyst

I just wanted to clarify first, the comments on the stand-alone NPR. If I go back to the last call, I think you talked about an expectation for potentially exceeding the $4 billion NPR target for fiscal ‘21 based on certain contract timing. I just want to be clear, is the $10 billion update today an increase relative to that $4 billion number? And if so, is there any expectation in terms of the impact this could have on the fiscal ‘22 pipeline?

I think on the last call, you talked about an expectation to be able to support $8 billion of NPR on a 2-year basis. I just want to make sure we’re in the right context around that number today.

Joseph Gerard Flanagan - R1 RCM Inc.—President, CEO & Director

Yes. The way you should think about it, Vikram, the aggregate opportunity that we have in contracting is the $10 billion. And so, when you think about that relative to our ‘21 guide and ‘22 guide, that covers the $2.5 billion from our ‘21 guide. And then, it’s an incremental above and beyond, that guide, $7.5 billion of NPR. So, that’s the way to think about the opportunity, in relation to the transition out of ‘21 and into ‘22.

Separate and apart from that discrete opportunity, our pipeline is very, very active. And so, as I have commented on the past couple of investor calls and meetings, the activity we have in our pipeline for the end-to-end value prop is as active as I’ve ever seen it. And so, one of the things, tangentially, that I’m excited, from a delivery standpoint, is the capability and capacity that Cloudmed has in their operating teams. And that really positions us well to answer the questions that customers have on, “Hey, how is your capacity to serve this value prop?” And that’s a real important thing to highlight.

Again, I would characterize it as tangential to the core drivers on value of the combination, but important nonetheless. And so, that’s the way to think about, kind of, that opportunity, if that’s helpful, Vikram.

Vikram Kesavabhotla - Robert W. Baird & Co. Incorporated, Research Division—Senior Research Analyst

Okay. Great. That is helpful. And then, maybe, just as a follow-up to that, right? If we look at the revised medium-term and long-term targets you provided today, should we think about those revisions being entirely related to the Cloudmed deal today? Or is there any expectations bedded in there for outperformance in the stand-alone business relative to the prior expectations that you communicated?

Joseph Gerard Flanagan - R1 RCM Inc.—President, CEO & Director

There’s obviously the synergies that are created together on the combination. And as we’ve highlighted, that’s a factor in that equation. As we’ve highlighted, our current intentions are the favorable results that we’re driving from automation, and we’ve updated that regularly vis-a-vis our targets. And as you know, we’re ahead of our targets on automation. Our current posture is to reinvest that fully in the business. We just see the future use cases and future innovation and future returns off of that reinvestment as very meaningful and attractive to us.

So, I would emphasize that, that’s the case. If we were to change that posture, you could see some increase in phase-in as well as in aggregate. But right now, that’s the approach we have, just given the returns that, that reinvestment generates.

Operator

And there are no further questions at this time. I will turn the call back over to Joe Flanagan for closing remarks.

Joseph Gerard Flanagan - R1 RCM Inc.—President, CEO & Director

Great. Well, first, thank you, operator, for helping us this morning on the call, and thank you, everyone, for joining on such short notice. We are very excited about this transaction across all dimensions, whether it be on operational dimension, strategic dimension and financial dimension. And we look forward to updating everybody as we get closer to the close, as well as I highlighted, we are very, very excited on the contracting activity, and we’ll update around the plans for deployment and phase-in on that significant contract as we head into February.

So, thanks again, and look forward to talking with all of you on an ongoing basis.

Operator

This concludes today’s conference call. You may now disconnect.

Forward-Looking Statements

This communication includes information that may constitute “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events and relationships, plans, future growth and future performance, including, but not limited to, statements about the expected timing, completion and effects of the proposed transaction, our strategic initiatives, our capital plans, our costs, our ability to successfully implement new technologies, our future financial and operational performance, and our liquidity. These statements are often identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “designed,” “may,” “plan,” “predict,” “project,” “target,” “contemplate,” “would,” “seek,” “see” and similar expressions or variations or negatives of these words, although not all forward-looking statements contain these identifying words. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of R1’s and Cloudmed’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance, prediction or definitive statement of fact or probability. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risk and uncertainties related to: (i) the ability of the parties to consummate the proposed transaction in a timely manner or at all; (ii) satisfaction of the conditions precedent to the consummation of the proposed transaction, including the receipt of required regulatory and shareholder approvals; (iii) R1’s ability to timely and successfully achieve the anticipated benefits and potential synergies of the proposed transaction, and (iv) the impact of health epidemics, including the COVID-19 pandemic, on our business and any actions that we may take in response thereto. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the heading “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2020, our quarterly reports on Form 10-Q, the registration statement on Form S-4 and the proxy statement included therein that R1 intends to file relating to the transactions described herein and any other periodic reports that we file with the SEC. The foregoing list of factors is not exhaustive. All forward-looking statements included herein are expressly qualified in their entirety by these cautionary statements as of the date hereof and involve many risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Subsequent events and developments, including actual results or changes in our assumptions, may cause our views to change. R1 assumes no obligation and does not intend to update these forward-looking statements, except as required by law. You are cautioned not to place undue reliance on such forward-looking statements.

Important Information About the Transaction and Where to Find It

This communication includes information regarding the proposed transaction between R1 and Cloudmed, a leader in Revenue Intelligence™ solutions for healthcare providers. R1 intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of the Company, referred to as a proxy statement / prospectus. A proxy statement / prospectus will be sent to all shareholders of R1. R1 also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of R1 are urged to read the registration statement, the proxy statement / prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statements, the proxy statement / prospectus (when available) and all other relevant documents filed or that will be filed with the SEC by R1 through the web site maintained by the SEC at www.sec.gov.

The documents filed by R1 with the SEC also may be obtained free of charge at R1’s website at https://r1rcm.com or upon written request to 434 W. Ascension Way, 6th Floor, Murray Utah 84123.

Participants in the Solicitation

R1 and its directors and executive officers may be deemed to be participants in the solicitation of proxies from R1’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction will be contained in the proxy statement / prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.